FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                        For the month of January, 2008
                               January 25, 2008



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1  Press release of British Sky Broadcasting Group plc announcing Notice of Results released on January 25, 2008



                       British Sky Broadcasting Group plc

                           Notice of Interim Results


British Sky Broadcasting Group plc will be announcing its Interim Results for the six months ended 31 December 2007 via RNS, at 7.00 a.m. GMT on Wednesday 6 February 2008.

There will be a presentation for UK/European analysts and investors at 9.30 a.m. in central London (GMT). To register for this please contact Kirsty Flockhart, Yim Wong or Rose Marfleet on +44 20 7251 3801 or at bskyb@finsbury.com.

There will be a separate conference call for US analysts and investors at
10.00 a.m. (EST). To register for this please contact Dana Johnston at Taylor Rafferty on +1 212 889 4350. Alternatively you may register online at http://invite.taylor-rafferty.com/_bskyb/us. A live webcast of this call
(in listen only mode) and replay facility will also be available via the BSkyB website, http://www.sky.com/corporate.


Enquiries:

UK/European:

Kirsty Flockhart, Finsbury
Yim Wong, Finsbury
Rose Marfleet, Finsbury
Tel: + 44 20 7251 3801
E-mail: bskyb@finsbury.com

US:

Dana Johnston, Taylor Rafferty
Tel: +1 212 889 4350
E-mail: bskyb@taylor-rafferty.com



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: January 25, 2008                       By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary